UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For February 25, 2013

Commission File Number: 1-6702

NEXEN INC.
(Translation of registrant’s name into English)

801- 7th Avenue S.W.
Calgary, Alberta, Canada, T2P 3P7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                           Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXEN INC. (Registrant)

Date: February 25, 2013	By:	/s/ Rick C. Beingessner
Name: Rick C. Beingessner
Title: Assistant Secretary

Form 6-K Exhibit Index

Exhibit Number	Description

99.1	Press Release dated February 25, 2013.

99.2	Certificate and Articles of Amalgamation dated February 24, 2013 pertaining to the amalgamation of the Registrant with Nexen International Petroleum Inc. with the successor being the Registrant.

99.3
Sixth Supplemental Indenture dated February 24, 2013 to the Trust Indenture dated April 28, 1998, between the Registrant and CIBC Mellon Trust Company pertaining to the amalgamation of the Registrant with Nexen International Petroleum Inc.

99.4
First Supplemental Indenture dated February 24, 2013 to the Trust Indenture dated November 4, 2003 between the Registrant and Deutsche Bank Trust Company Americas pertaining to the amalgamation of the Registrant with Nexen International Petroleum Inc.

99.5
Third Supplemental Indenture dated February 24, 2013 to the Trust Indenture dated May 4, 2007 between the Registrant and Deutsche Bank Trust Company Americas pertaining to the amalgamation of the Registrant with Nexen International Petroleum Inc.

99.6	Certificate and Articles of Arrangement dated February 25, 2013 pertaining to the arrangement between CNOOC Limited, CNOOC Canada Holding Ltd. and the Registrant.